Ballard Power Systems Inc.

News Release

FOR IMMEDIATE RELEASE

BALLARD RESPONDS TO NOVEMBER 3RD REUTERS NEWS STORY ON AUTOMOTIVE FUEL CELL TRANSACTION

Vancouver, Canada – November 4, 2007 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) confirms that it has been reviewing strategic alternatives with regard to its automotive fuel cell assets due to the lengthy projected timeline to commercialization and high cost of development. Ballard is currently in negotiations with Daimler AG and Ford Motor Company with regard to one of the options under consideration.

There can be no assurance that the negotiations will be successful or, if they are successful, that definitive agreements will be reached. Ballard does not intend to comment any further while negotiations are being conducted, but will provide an update on completion of negotiations.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Investor Contacts:	Media Contacts:
Ballard Power Systems Inc. Lori Vetter or Guy McAree (604) 454-0900 investors@ballard.com	Ballard Power Systems Inc. Rebecca Young or Guy McAree (604) 454-0900 media@ballard.com

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